SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

Corporate Taxpayer's ID (CNPJ/MF): 01.832.635/0001-18

Corporate Registry (NIRE): 35.300.150.007

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 13, 2010

Date, time and Venue: August 13, 2010, at 1:00 p.m. at the Company’s headquarters at Avenida Jurandir nº 856, Lote 04, 1º andar, Jardim Ceci, in the city and state of São Paulo.

Quorum: The following members of the Board of Directors attended the meeting, either in person or via conference call (pursuant to paragraph one of article 23 of the Bylaws): Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Waldemar Verdi Junior, Alexandre Silva and Marco Antonio Bologna.

Presiding: Maria Cláudia Oliveira Amaro, Chairwoman; Flávia Turci, Secretary.

Agenda and Resolutions:

(1) All Board members present analyzed and approved the execution, by the Company, of a Memorandum of Understanding with its controlling shareholder, Tam Empreendimentos e Participações S.A., LAN Airlines S.A. (“LAN Airlines”) and the latter’s other shareholders, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (“Memorandum of Understanding”), as well as the terms and conditions of the negotiations for the merger of the operations of the Company and LAN Airlines, respecting the prevailing regulatory limitations in Brazil and Chile (“Operation”). The Memorandum of Understanding hereby approved, received a favorable opinion from the Company’s legal and financial advisors and, when signed, will be filed at the Company’s headquarters, the Company’s Executive Board being authorized to carry out all those acts necessary to ensure signature of the Memorandum of Understanding. The Operation also depends on the regulatory approval required under Chilean law, as well as approval by Brazil’s antitrust authorities and the National Civil Aviation Agency – ANAC.

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(2) Due to approval of the  Memorandum of Understanding, all those Board members present resolved to extend the period for the Company’s shareholders to exercise their  pre-emptive rights in relation to the capital increase approved by the Board on July  30, 2010 and which began on August 2, 2010, for a further 30 days as of today (August 13, 2010). Those shareholders who have already exercised said pre-emptive rights will also be given the opportunity to reassess their decision during the extended period. Shareholders may exercise said rights during banking hours at all branches of Itaú Unibanco S.A. until September 14, 2010, inclusive. Shareholders whose shares are deposited with the BM&FBOVESPA’s Share Deposit Center should exercise their respective rights through their custody agents and in accordance with the Share Deposit Center’s rules, subject to the same deadline. The other terms and conditions of the capital increase approved on July  30, 2010, set forth in the notice to shareholders and the minutes of the Board of Directors’ Meeting, both dated July 30, 2010, remain unaltered.

Closure: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up in summary format, read and signed by those present. São Paulo, August 13, 2010. (signatures) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Board Members: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Waldemar Verdi Junior, Alexandre Silva and Marco Antonio Bologna.

This is a free translation of the original minutes filed in the Company’s records.

_______________________________ Flávia Turci Secretary

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.